

April 9, 2013

<u>Via E-mail</u>
Michael J. Golde
Chief Financial Officer
Corporate Resource Services, Inc.
160 Broadway, 11th Floor
New York, New York 10038

>   **Re: Corporate Resource Services, Inc.**
>   **Form 10-K for Fiscal Year Ended September 28, 2012**
>   **Filed December 21, 2012**
>   **Form 10-QT for the three months ended December 28, 2012**
>   **Filed February 11, 2013**
>   **File No. 000-30734**

Dear Mr. Golde:

    We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended September 28, 2012</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Note 3 – Acquisitions, Integrated Consulting Group of NY LLC (ICG), pages 28 - 29</u>

1.   We note your response filed March 20, 2013 addressing comment No. 15 in our letter dated February 20, 2013 on the Rosenthal Commission Agreement relative to the ICG Inc. acquisition. However, we remain unclear regarding the basis for your accounting and your characterization of this obligation in your disclosures in Notes 3 and 7. Please provide us a comprehensive response to each of the following issues and expand your disclosures to clearly address each issue so that the nature of the Rosenthal

agreement, the terms of the arrangement, and your business purpose for entering into it are wholly transparent to readers.

a. It is unclear why you disclose in Note 3 that the ICG Seller owed Rosenthal $183,000 at the closing date if, in fact, the ICG Seller owed a substantially greater amount under the commission agreement.

b. You state in Note 3 "ICG Inc. also entered into a commission agreement with Rosenthal to replace a similar agreement that Rosenthal had with ICG Seller and its members, pursuant to which ICG Inc. is obligated to pay Rosenthal 3% of its net sales for the next two years, and 2% of its sales for the three year period thereafter." In light of your statement that Rosenthal had met all of their obligations under the agreement prior to the acquisition; it is unclear why ICG would enter into an agreement to pay Rosenthal future commissions as there apparently was no benefit in doing so. Explain your business purpose for entering into this agreement and identify any consideration you received from Rosenthal in exchange for doing so.

c. Please explain why, if the commission agreement with Rosenthal is for the payment of services rendered in the past, Rosenthal would agree to renegotiate the payment terms in August 2012.

d. Explain to us how you were able to reasonably estimate the amount owed to Rosenthal at the closing date, considering the amount is calculated based upon future sales.

e. Please provide us copies of the original Rosenthal commission agreement and the renegotiated agreement and file such agreements as exhibits to your Form 10-K.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney Advisor, at (202) 551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director